Exhibit 99.76

PRESS RELEASE

For Immediate release

NuRAN Provides Clarification and Corrections Regarding Restructuring Transaction Disclosure

Quebec, QC, Canada, January 28, 2026 – NuRAN Wireless Inc. (“NuRAN” or the "Company") (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), announces, further to its prior press release of December 23, 2025, that its acquisition of Advance Factoring Inc. (the “Factor”) has resulted in a restructuring transaction within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (the “Restructuring Transaction”), and that the Company is in the process of preparing a material change report containing the disclosure required by section 14.2 of Form 51-102F5 – Information Circular in respect of the Factor.

Restatement and correction of prior disclosure

This news release restates and corrects certain information contained in the Company’s press release dated December 23, 2025. In particular, the Company is correcting the disclosure on the following items:

-the amount of the debt settlements completed for $6,172,629, and

-for the initial tranche of the additional amounts, the Company issued an aggregate of 2,115,064 Units at a price of $2.89 per Unit, for aggregate gross proceeds consisting of cash subscriptions of $2,599,932 and debt settlements of $3,512,627.

Restructuring transaction and disclosure status

The Restructuring Transaction involves the acquisition by the Company of the Factor as part of a broader restructuring of the Company’s financial position. On December 22nd, 2025, the Company issued an aggregate of 10,380,618 Units, at $2.89 per Unit, which included cash subscriptions of $3,025,068, debt settlements of $6,172,629, and the acquisition of the Factor for $20,802,303.09, and an aggregate of 2,115,064 Units at a price of $2.89 per Unit.

The Restructuring Transaction was implemented through the acquisition of the Factor, a private company whose principal assets consisted of factored receivables representing financial claims against the Company arising from prior factoring arrangements. The fundamental economic effect of this transaction is equivalent to a debt settlement in which the creditor’s claim against the Company is extinguished through the issuance of Units. The consideration for the Factor was $20,802,303.09, comprised of 7,198,026 Units issued at $2.89 per Unit.

PRESS RELEASE

The Restructuring Transaction structure was used as a legal and tax-efficient mechanism to effect the settlement and extinguishment of indebtedness owed by the Company, which allowed administrative efficiency and a 23% discount on the amounts owed.

As consideration for the acquisition of the Factor, the vendors of the Factor received common shares of the Company. Upon completion of the Restructuring Transaction, the vendors of the Factor held 55.80% of the Company’s outstanding common shares, resulting in a change of control of the Company.

Regulatory status update

The British Columbia Securities Commission (the “Commission”) has advised the Company that, pending the completion and filing of the material change report containing the disclosure required by section 14.2 of Form 51-102F5 in respect of the Factor, the Company is considered to be in default of certain continuous disclosure requirements in accordance with Canadian Securities Administrators Notice 51-322 – Reporting Issuer Defaults. As a result, the Company expects to be included on the Commission’s Issuers in Default List, and to be removed from the list once the required disclosure has been completed and filed.

The Company is continuing to prepare the required disclosure and intends to remedy the default as soon as practicable in accordance with applicable securities laws.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

PRESS RELEASE

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, "expects", "is expected", "anticipates", "intends", "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "will" be taken, occur or be achieved. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as, the risk that the Company will not complete the Consolidation; the risk that the Company will not complete the Restructuring Transaction; the risk that the Company will not complete the additional demand for Units; uncertainties and risks relating to NuRAN's business and the economy generally; NuRAN's ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN's ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN's ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company's industry; effects of the global supply shortage affecting parts needed for NuRAN's sites and site installations; NuRAN's ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company's ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company's ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company's expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company's non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company's most recent annual management's discussion and analysis that is available on the Company's profile on SEDAR+ at www.sedarplus.ca.